File No. 812-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

The Prudential Insurance Company of America
The Prudential Variable Contract Account GI-2
Allstate Life Insurance Company
Allstate Financial Advisors Separate Account I
Allstate Life Insurance Company of New York
Allstate Life of New York Separate Account A
Lincoln Benefit Life Company
Lincoln Benefit Life Variable Annuity Account

Communications, Notice and Order to:	Questions and Copies of
Communications,
Notice and Order to:
William J. Evers, Esq.
Vice President, Corporate Counsel	Christopher E. Palmer, Esq.
The Prudential Insurance Company of America	Goodwin Procter LLP
213 Washington Street	901 New York Avenue, N.W.
Newark, N.J. 07102-2917	Washington, D.C. 20001

October 6, 2015

Page 1 of 34 Total Pages

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
)
The Prudential Insurance Company of America and its	)
The Prudential Variable Contract Account GI-2,	)
)
Allstate Life Insurance Company and its	)
Allstate Financial Advisors Separate Account I, Allstate Life Insurance Company of New York and its Allstate Life of New York Separate Account A,	))))
)
And	)
)
Lincoln Benefit Life Company and its	)
Lincoln Benefit Life Variable Annuity Account	)
)
One Corporate Drive	)
Shelton, CT 06484)
)
File No. 812-_____	)
)

APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

The Prudential Insurance Company of America (“Prudential”), The Prudential Variable Contract Account GI-2 (the “Prudential Separate Account”), Allstate Life Insurance Company (“Allstate”), Allstate Financial Advisors Separate Account I (the “Allstate Separate Account”), Allstate Life Insurance Company of New York (“Allstate Life of New York” or “ALNY”), Allstate Life of New York Separate Account A (the “ALNY Separate Account”), Lincoln Benefit Life Company (“Lincoln”), and Lincoln Benefit Life Variable Annuity Account (the “Lincoln Separate Account” and, together with the Prudential Separate Account, the Allstate Separate Account and the ALNY Separate Account, the “Separate Accounts”) hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) approving the proposed substitution of the securities described herein (the “Proposed Substitution”).  Prudential, Allstate, ALNY, Lincoln, and the Separate Accounts are hereinafter referred to collectively as the “Applicants.”

I.           STATEMENT OF FACTS

A. The Insurance Company Depositors

Prudential is a New Jersey stock life insurance company that has been doing business since 1875 under the laws of the State of New Jersey.  Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company.  Prudential is licensed to operate in all 50 states, the District of Columbia, Guam, Puerto Rico and the United States Virgin Islands.  Prudential is the depositor and sponsor of the Prudential Separate Account.

Allstate was organized in 1957 as a stock life insurance company under the laws of the State of Illinois.  Allstate is a wholly-owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the State of Illinois.  All of the capital stock issued and outstanding of Allstate Insurance Company is owned by Allstate Insurance Holdings, LLC, which is wholly-owned by The Allstate Corporation.  Allstate is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the State of New York.  Allstate is the depositor and sponsor of the Allstate Separate Account.

ALNY was incorporated in 1967 as a stock life insurance company under the laws of the State of New York. In 1984, ALNY was purchased by Allstate. ALNY is a wholly owned subsidiary of Allstate. ALNY is licensed to operate in New York. ALNY is the depositor and sponsor of the ALNY Separate Account.

Lincoln was organized in 1938 as a stock life insurance company under the laws of the State of Nebraska.  Lincoln became a wholly-owned subsidiary of Resolution Life Holdings, Inc., a Delaware corporation, in 2014.  Prior to the sale, Lincoln was a wholly-owned subsidiary of Allstate.  Lincoln is licensed to operate in the District of Columbia, Guam, the United States Virgin Islands and all states except New York.  Lincoln is the depositor and sponsor of the Lincoln Separate Account.

On June 1, 2006, Allstate entered into an agreement with Prudential Financial and its subsidiary,  Prudential, pursuant to which Allstate sold, pursuant to a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Allstate and Prudential also entered into an administrative services agreement pursuant to which Prudential or an affiliate administers the Allstate Separate Account and the Lincoln Separate Account.

On June 1, 2006, ALNY entered into an agreement with Prudential Financial and its subsidiary, Prudential, pursuant to which ALNY sold, through a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. ALNY and Prudential also have entered into an administrative services agreement pursuant to which Prudential or an affiliate administers the ALNY Separate Account.

Prudential, Allstate, ALNY and Lincoln are referred to individually herein as an “Insurer” and collectively as the “Insurers.”

B. The Separate Accounts

The Prudential Separate Account is a segregated asset account of Prudential established under New Jersey law to fund Prudential variable life insurance contracts, including the contracts described in Appendix A (the “Prudential Contracts”).

The Allstate Separate Account was established as a segregated asset account of Allstate established under Illinois law to fund Allstate variable annuity contracts, including the contracts described in Appendix A (the “Allstate Contracts”).

The ALNY Separate Account was established as a segregated asset account of ALNY established under New York law to fund ALNY variable annuity contracts, including the contracts described in Appendix A (the “ALNY Contracts”).

The Lincoln Separate Account is a segregated asset account of Lincoln established under Nebraska law to fund Lincoln variable annuity contracts, including the contracts described in Appendix A (the “Lincoln Contracts”).

For convenience, the Prudential Contracts, the Allstate Contracts, the ALNY Contracts and the Lincoln Contracts are referred to herein individually as a “Contract” and collectively as the “Contracts.”

Each Separate Account is a “separate account” as defined by Rule 0-1(e) under the 1940 Act and is registered under the 1940 Act as a unit investment trust.1 Interests under the Contracts are registered under the Securities Act of 1933, as amended (the “1933 Act”). Each Separate Account meets the definition of “separate account” contained in Section 2(a)(37) of the 1940 Act.

Each Separate Account is divided into subaccounts (each a “Subaccount,” collectively, the “Subaccounts”).  Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund (“Portfolio”).  Purchase payments under the Contracts are allocated to one or more Subaccounts.  Income, gains, and losses, whether or not realized, from assets allocated to a Separate Account are, as provided in the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the applicable Insurer.  That portion of the assets of each Separate Account that is equal to the reserves and other Contract liabilities with respect to such Separate Account is not chargeable with liabilities arising out of any other business of the applicable Insurer.

C. The Contracts

The Contracts are issued either as group Contracts or individual Contracts.  The certificate owners under the group Contracts and the owners of the individual Contracts (each a “Contract Owner” and collectively, the “Contract Owners”) may allocate some or all of their Contract value (“Contract value”) to one or more Subaccounts that are available as investment options under the Contracts.  In addition, Contract Owners may, if provided for under their Contracts, allocate some or all of their Contract value to a fixed account investment option that is supported by the assets of the general account of the Insurer that issued the Contracts (the “Applicable Insurer”).  The Subaccounts and the fixed account investment option constitute the investment options (“Investment Options”) under the Contracts.

Each Contract permits Contract Owners to transfer all or a portion of the Contract value from one Subaccount to another at any time, subject to a limit on the number of transfers each calendar year.  No transfer charges will apply in connection with the Proposed Substitution.  The Proposed Substitution will not count towards the respective Contract transfer limits.

Under the Contracts, the Insurers reserve the right, subject to Commission approval and compliance with applicable law, to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio, shares of another investment company or series of another investment company, or another investment vehicle. The prospectuses for the Contracts include appropriate disclosure of this reservation of right. The Proposed Substitution will not result in any greater Contract fees or charges being imposed on Contract Owners.

II.           THE PROPOSED SUBSTITUTION

A. The Replaced Portfolio and Replacement Portfolio

Each Insurer, on behalf of itself and its Separate Account, proposes to exercise its contractual right to substitute shares of one Portfolio for that of another Portfolio by replacing the Advisor or Administrative Class shares of the PIMCO Total Return Portfolio, a series of the PIMCO Variable Insurance Trust (the “Replaced Portfolio”), that are held in Subaccounts of its Separate Account with Class I Shares of the BlackRock Total Return V.I. Fund, a series of BlackRock Variable Series Funds, Inc., (the “Replacement Portfolio”) (hereinafter, the “Proposed Substitution”).  The Proposed Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to the Insurers or their affiliates by the Replacement Portfolio, its adviser or underwriter, or their affiliates.

B. Reasons for the Proposed Substitution

The Proposed Substitution is part of an effort by the Insurers to make their Contracts maintain strong, stable investment options for their Contract Owners.  The Applicants believe the Proposed Substitution will help to accomplish this goal for the following reasons:

1. Better Performance.  As discussed in Section II.C., below, the recent performance of the Replacement Portfolio is substantially better than that of the Replaced Portfolio.  In particular, the Replacement Portfolio has outperformed both the Administrative and Advisor share classes of the Replaced Portfolio over the one- and five- year periods ended December 31, 2014.  In addition, it is worth noting that both relevant share classes of the Replaced Portfolio significantly underperformed their benchmark, the Barclays U.S. Aggregate Bond Index, over the prior calendar year (by 169 basis points and 180 basis points for the Administrative and Advisor classes, respectively), whereas the Replacement Portfolio outperformed its benchmark, also the Barclays U.S. Aggregate Bond Index, over the prior calendar year by 69 basis points.  The Applicants believe that better recent performance makes the Replacement Portfolio more attractive to Contract Owners.

2. Recent Fund Changes.  The Insurers believe that Contract Owners will find attractive the stability of the current portfolio management team of the Replacement Portfolio relative to the Replaced Portfolio.  As has been widely publicized, the Replaced Portfolio’s sole portfolio manager since its inception in May 1987, William Gross, left Pacific Investment Mangement Company, LLC (“PIMCO”) effective September 2014.  The investment adviser for the Replacement Portfolio has demonstrated organizational stability and the current portfolio managers have managed the Replacement Portfolio since at least 2011.  The Insurers therefore believe that the Contract Owners would be better served going forward with the Replacement Portfolio, due not only to its strategy and performance, but due to the stability of its management as well.

3. Continued Eligibility for Benefits.  The Proposed Substitution would not adversely affect the eligibility of any Contract Owner with respect to any Contract benefit or optional rider.  One of the variable annuity Contracts makes available to Contract Owners optional living benefits. The Proposed Substitution will not affect the eligibility of any Contract Owner for those optional living benefits.

4. Reasonable Expenses.  As discussed in Section II.C., below, the total annual operating expenses (“annual operating expenses”) for the Replacement Portfolio are within range of those of the Replaced Portfolio.  The total annual fund expense ratios (after contractual fee waivers and expense reimbursements) listed in the Replaced Portfolio’s most recent prospectuses are 0.65% and 0.75% for the Administrative and Advisor share classes, respectively, whereas the total expense ratio (after contractual fee waivers and expense reimbursements) listed in the most recent prospectus for the Replacement Portfolio is 0.69%.  In light of the Replacement Portfolio having lower expenses than one class of the Replaced Portfolio and only slightly higher expenses than the other class of the Replaced Portfolio, the Applicants believe that this minor difference in expenses is compensated for by the significant other benefits of the Proposed Substitution listed above.  Moreover, in an effort to minimize any expense impact on Contract Owners, the Applicants selected the share class of the Replacement Portfolio with the lowest total annual fund expenses.

C. Comparison of the Replaced and Replacement Portfolios

1. Investment Advisers.  The Proposed Substitution involves moving the assets attributable to the Contracts from the Replaced Portfolio managed by PIMCO to a Replacement Portfolio managed by BlackRock, Inc. (“BlackRock”) (each of BlackRock and PIMCO, an “Investment Adviser” and collectively, the “Investment Advisers”).  Each Investment Adviser is responsible for the day-to-day management of the assets of the Replaced or Replacement Portfolio, as the case may be.  Neither the Replaced Portfolio nor the Replacement Portfolio employs a subadviser.

2. Investment Objectives, Principal Investment Strategies, and Principal Risks.  The investment objectives of the Replaced and Replacement Portfolios are substantially similar.  The investment objective of the Replaced Portfolio is total return consistent with preservation of capital and prudent investment management, whereas the investment objective of the Replacement Portfolio is maximization of total return, consistent with income generation and prudent investment management.

The principal investment strategies of the Replaced and Replacement Portfolios are substantially similar.  Both Portfolios list the following in their prospectuses as principal investment strategies:

•	invest primarily in investment grade fixed income securities;

•	may invest up to 30% of assets in foreign securities denominated in foreign securities;

•	may invest in emerging markets;

•	may use derivatives; and

•	may invest in other income-producing securities, such as preferred stocks.

The principal risks of the Replaced and Replacement Portfolios are also substantially similar. Both Portfolios list the following in their prospectuses as principal investment risks:

•	fixed income securities risks (such as interest risk, issuer risk, and call risk);

•	mortgage- and asset-backed securities risks;

•	foreign securities risks;

•	sovereign debt risks;

•	emerging markets risks;

•	high-yield (“junk bond”) risks;

•	risks of leverage; and

•	derivatives risks.

A full listing of the investment objectives, principal investment strategies, and principal risks of each of the Portfolios, drawn directly from each prospectus, is provided in Appendix B.

3. Fees and Expenses.  As shown in the table below, the management fee of the Replacement Portfolio is lower than that of the Replaced Portfolio.  In addition, the total net expenses (after contractual fee waivers and expense reimbursements) of the Replacement Portfolio are lower than those of the Advisor class of the Replaced Portfolio, and only slightly higher than that of the Administrative class of the Replaced Portfolios.  The Contract Owners therefore stand to benefit from many advantages of the Replacement Portfolio while bearing minimal additional fees and expenses, if any.  The fees and expenses shown in the table below are from the most recently filed prospectuses for the Replaced Portfolio (April 30, 2015) and the Replacement Portfolio (May 1, 2015).

Proposed Substitution
	Replaced Portfolio	Replaced Portfolio	Replacement Portfolio
	PIMCO Total Return Portfolio (Admin Class)	PIMCO Total Return Portfolio (Advisor Class)	BlackRock Total Return V.I. Portfolio (Class I)
Management Fee	0.50%	0.50%	0.49%
Distribution and/or Service (12b-1) Fees	0.15%	0.25%	N/A
Other Expenses (Interest plus Miscellaneous)	N/A	N/A	0.39%
Total Gross Expenses	0.65%	0.75%	0.88%
Fee Waivers and/or Expense Reimbursements	N/A	N/A	(0.19)%*
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.65%	0.75%	0.69%*

*BlackRock Advisors, LLC has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.25% (for Class I Shares) of average daily net assets until May 1, 2016.  BlackRock Advisors, LLC has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0% (for Class I Shares) of average daily net assets until May 1, 2016.  Each of these contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors of the fund or by a vote of a majority of the outstanding voting securities of the Replacement Portfolio.

Additional fee, asset and registration information is included in Appendix C.

4. Performance History.  The average annual total returns for the 1, 5, 10 year and/or since inception periods ended December 31, 2014 for the Replacement Portfolio and the Replaced Portfolio are set out in the tables below.  Where there is not yet a 10-year record, since-inception performance is provided.  The performance for the Replacement Portfolio is substantially better than that of the Replaced Portfolio for both the one- and five-year periods.  The significantly better recent track record of the Replacement Portfolio leads the Insurers to believe that Contract Owners would be better served going forward with the Replacement Portfolio as an Investment Option.

Average Annual Total Returns for the Periods ended December 31, 2014

Portfolio	1 Year	5 Years	10 Years	Since Inception (Inception Date)2
Replaced Portfolio: PIMCO Total Return Portfolio (Admin Class)	4.28%	4.65%	5.66%	n/a
Replacement Portfolio: BlackRock Total Return V.I. Portfolio (Class I)	6.66%	5.84%	4.71%	n/a

Average Annual Total Returns for the Periods ended December 31, 2014

Portfolio	1 Year	5 Years	10 Years	Since Inception (Inception Date)
Replaced Portfolio: PIMCO Total Return (Advisor Class)	4.17%	4.54%	n/a	5.96% (2/28/2006)
Replacement Portfolio: BlackRock Total Return V.I. Portfolio (Class I)	6.66%	5.84%	4.71%	n/a

D. Procedures for the Proposed Substitution

1. Prospectus Supplements.  The Proposed Substitution requested in this Application will be described in supplements to the applicable product prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents (collectively, “Supplements”) and delivered to all affected Contract Owners at least 30 days before the date the Proposed Substitution is effected, which is expected to be as soon as practicable after Commission action on the Application (the “Substitution Date”).  Each Supplement will give the relevant Contract Owners notice of the Applicable Insurer’s intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Replaced Portfolio as described herein on the Substitution Date.  Each Supplement also will advise Contract Owners that for thirty (30) days before the Substitution Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in the Replaced Portfolio (“Replaced Portfolio Subaccount”) to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.

In addition, each Supplement will (a) instruct Contract Owners how to submit transfer requests in light of the Proposed Substitution; (b) advise Contract Owners that any Contract value remaining in the Replaced Portfolio Subaccount on the Substitution Date will be transferred to a Subaccount investing in the Replacement Portfolio (“Replacement Portfolio Subaccount”), and that the Proposed Substitution will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Substitution Date, the Applicable Insurer will permit Contract Owners to make transfers of Contract value out of the Replacement Portfolio Subaccount to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, the Applicable Insurer will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Portfolio Subaccount for at least thirty (30) days after the Substitution Date.

The Insurers will send Contract Owners the prospectus for the Replacement Portfolio in accordance with applicable legal requirements, and at least 30 days prior to the Substitution Date.

2. Confirmation Statements.  In addition to the Supplement distributed to Contract Owners, within five (5) business days after the Substitution Date, Contract Owners will be sent a written confirmation of the completed Proposed Substitution in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended.  The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements.

3. Redemption and Purchase of Shares.  The Proposed Substitution will be effected at the relative net asset values of the respective shares of the Replaced and Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants.  The Proposed Substitution will take place without change in the amount or value of any Contracts held by affected Contract Owners.  The rights or obligations of the Insurers under the Contracts of Contract Owners will not be altered in any way.  The Proposed Substitution will be effected by having the Replaced Portfolio Subaccount redeem its Replaced Portfolio shares in cash on the Substitution Date at net asset value per share and purchase shares of the Replacement Portfolio at net asset value per share calculated on the same date.  The Proposed Substitution will take place with no change to the Contract Owner’s Contract value, cash value and accumulation value.  Accordingly, the Proposed Substitution will have no negative financial impact on any Contract Owner.

4. Substitution Expenses.  The Insurers or an affiliate thereof will pay all expenses and transaction costs reasonably related to the Proposed Substitution, including all legal, accounting, and brokerage expenses relating to the Proposed Substitution, the above described disclosure documents, and this Application.  No costs of the Proposed Substitution will be borne directly or indirectly by Contract Owners.  Affected Contract Owners will not incur any fees or charges as a result of the Proposed Substitution, nor will their rights or the obligations of the Insurers under the Contracts be altered in any way.  The Proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitution than before the Proposed Substitution.  The charges for benefits or riders may change from time to time in accordance with the Contract terms, and any such changes would be unrelated to the Proposed Substitution.

III.           REQUEST FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution.

A. Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution.  Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) (then Section 26(b)) was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”).  Prior to the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days after such substitution.  In 1966, the Commission was concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in a unit investment trust following a substitution.3 The Commission recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.  Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by a unit investment trust.  The Senate Report on the bill explained the purpose of Section 26(c) as follows:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.4

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.5 Moreover, a Contract Owner forced to redeem may suffer adverse tax consequences.  Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves the substitution.

B. Basis for Section 26(c) Order

The Proposed Substitution is in furtherance of the exercise, by the Insurers, of rights reserved under the Contracts and disclosed in Contract prospectuses.  Furthermore, the terms and conditions of the Proposed Substitution are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent.  The Proposed Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

(1)
The Proposed Substitution will not be effected unless the Insurers determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Proposed Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Proposed Substitution.

(2)
The Insurers or their affiliates will pay all expenses and transaction costs of the Proposed Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.  No fees or charges will be assessed to the Contract Owners to effect the Proposed Substitution.

(3)
The Proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants.  The Proposed Substitution will be effected without change in the amount or value of any Contracts held by affected Contract Owners.

(4)
The Proposed Substitution will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for affected Contract Owners as a result of the Proposed Substitution.

(5)
The rights or obligations of the Insurers under the Contracts of affected Contract Owners will not be altered in any way.  The Proposed Substitution will not adversely affect any riders under the Contracts since the Replacement Portfolio is an allowable Investment Option for use with such riders.

(6)
Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Replaced Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.  Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurer will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

(7)
All affected Contract Owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Replaced Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above.  In addition, Insurers will deliver to all affected Contract Owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Portfolio.

(8)
Insurers will deliver to each affected Contract Owner within five (5) business days of the Substitution Date a written confirmation which will include:  (a) a confirmation that the Proposed Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after Contract values.

(9)
Applicants will not receive, for at least three years from the date of the Proposed Substitution, any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Proposed Substitution, at a higher rate than they had received from the Replaced Portfolio, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative, or other service fees, revenue sharing, or other arrangements.

C. Applicable Precedents

The Applicants submit that the Proposed Substitution is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.6

D. Request for an Order of Approval

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution.  The Applicants submit that, for all the reasons stated above, the Proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

IV.           CONCLUSION

For the reasons set forth in this Application, the Applicants submit that the Proposed Substitution meets the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.

1 The registration statements for the Contracts and the Separate Accounts under the 1933 Act and 1940 Act are identified in Appendix A. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Application. These registration statements are either currently effective and updated annually or are not updated in reliance on staff no-action positions.

2 “Since Inception” performance is provided to offer a substitute performance metric for share classes that lack a 10-year performance history, and is therefore omitted where a 10-year performance record has already been established.

3 House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

4 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969); H. Rep. No. 1382, 91st Cong., 2d. Sess. 33 (1970).

5 House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

6 E.g., Pacific Life Insurance Company et al., Investment Company Act Release No. 31451 (Feb. 17, 2015) (notice); Investment Company Act Release No. 31499 (Mar. 6, 2015) (order) (File No. 812-14359).

APPENDIX A

List of Separate Accounts and Contracts Affected by the Proposed Substitution

	Approximate # of Variable Investment Options	PIMCO Share Class	1933 Act Reg #	1940 Act Reg #
The Prudential Variable Contract Account GI-2 of Prudential Life Insurance Company of America				811-07545
• Group Variable Life Insurance	11-19	Admin	333-01031
Allstate Financial Advisors Separate Account I of Allstate Life Insurance Company				811-09327
• Personal Retirement Manager - LU10152FL	37	Admin	333-64254
• Variable Annuity - PA 126	59	Advisor	333-102934
• Variable Annuity - L Share - PA 130	59	Advisor	333-102934
Allstate Life of New York Separate Account A				811-07467
• Variable Annuity – PA 126NY – B Share	47	Advisor	333-66710; 333-74411
• Variable Annuity – PA 130NY – L Share	47	Advisor	333-66710; 333-74411

Lincoln Benefit Life Variable Annuity Account of Lincoln Benefit Life Company				811-07924
• Consultant Solutions Classic - VAP 0310	46	Admin	333-109688
• Consultant Solutions Plus - VAP 0320	46	Admin	333-109688
• Consultant Solutions Select - VAP 0330	46	Admin	333-109688
• Consultant Solutions Elite - VAP 0340	46	Admin	333-109688
• Consultant I - VAP 9830	46	Admin	333-50545
• Consultant II – VAP 9840	51	Admin	333-50737
• Premier Planner - VAP 9950	34	Admin	333-82427
• LBL Advantage - VAP 0100	40	Admin	333-61146
• Investor’s Select - VAP 9330F	37	Admin	033-66786

APPENDIX B

Proposed Substitution
	Replaced Portfolio	Replacement Portfolio
Portfolio Name	PIMCO Total Return Portfolio (“Portfolio”)	BlackRock Total Return V.I. Fund (“Portfolio”)
Adviser	Pacific Investment Management Company LLC (“Adviser”)	BlackRock, Inc. (“Adviser”)
Subadviser	N/A	N/A
Investment Objective	The Portfolio’s investment objective is to seek maximum total return, consistent with preservation of capital and prudent investment management.	The Portfolio’s investment objective is to maximize total return, consistent with income generation and prudent investment management.
Principal Investment Strategy
The Portfolio invests under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.  The average portfolio duration of the Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of March 31, 2015 was 5.24 years.  Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates.  The longer a security’s duration, the more sensitive it will be to changes in interest rates.
The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P) or Fitch, Inc.(“Fitch”), or if unrated, determined by Pacific Investment Management Company LLC (“PIMCO”) to be of comparable quality (except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B).  The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.  The Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments denominated in foreign currencies, up to 30% of its total assets in such instruments).  The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar denominated securities or currencies) to 20% of its total assets.
The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio’s prospectus or Statement of Additional Information.  The Portfolio may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.  The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).  The “total return” sought by the Portfolio consists of income earned on the Portfolio’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

The Portfolio seeks to provide current income by investing in securities that pay interest or dividends.  Dividends include exempt interest, ordinary income and capital gains paid to shareholders.  Dividends may be reinvested in additional Portfolio shares as they are paid.  The Portfolio may also seek growth of capital by looking for investments that will increase in value.  However, the Portfolio’s investments emphasize current income more than growth of capital.
The Portfolio under normal circumstances will invest at least 80%, and typically invests 90% or more, of its assets in fixed-income securities such as corporate bonds and notes, mortgage-backed securities, asset-backed securities, convertible securities, preferred stocks, government obligations and money market securities.  Both U.S. and foreign companies and governments may issue these securities, including issuers in emerging markets.  The Portfolio invests primarily in fixed-income securities rated investment grade by a nationally recognized statistical rating organization (“NRSRO”).  Fixed-income securities in any of the four highest rating categories can be called “investment grade.” The Portfolio may also invest in fixed-income securities that are rated below investment grade (commonly called “junk bonds”).  The Portfolio may invest in fixed-income securities of any maturity or duration.
The Portfolio may invest up to 30% of its net assets in securities of foreign issuers, of which 20% (as a percentage of the Portfolio’s net assets) may be in emerging markets issuers.  Investments in U.S. dollar-denominated securities of foreign issuers, excluding issuers from emerging markets, are permitted beyond the 30% limit.  This means that the Portfolio may invest in such U.S. dollar-denominated securities of foreign issuers without limit.  The Portfolio may enter into reverse repurchase agreements and dollar rolls.  The Portfolio may also invest in derivative instruments both for hedging purposes and to seek to enhance its returns.  The Portfolio may also invest in credit linked notes, credit linked trust certificates, structured notes, or other instruments evidencing interests in special purpose vehicles, trusts, or other entities that hold or represent interests in fixed-income securities.
The Portfolio may invest up to 15% of its net assets in collateralized debt obligations (“CDOs”), of which 10% (as a percentage of the Portfolio’s net assets) may be in collateralized loan obligations (“CLOs”).  CDOs are types of asset-backed securities.  CLOs are ordinarily issued by a trust or other special purpose entity and are typically collateralized by a pool of loans, which may include, among others, domestic and non-U.S. senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans, held by such issuer.
The Portfolio may engage in active and frequent trading of portfolio securities to achieve its primary investment objective.

Principal Risks
Replaced Portfolio	Replacement Portfolio
Interest Rate Risk:  the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.
Call Risk:  the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call).  Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality).  If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.
Credit Risk:  the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.
High Yield Risk:  the risk that high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”) are subject to greater levels of credit, call and liquidity risks.  High yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.
Market Risk:  the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.
Issuer Risk:  the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or services.
Liquidity Risk:  the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector.  Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.
Derivatives Risk:  the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity.  Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested.  The Portfolio’s use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio’s returns and/or increased volatility.  Over-the- counter derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligations.  For derivatives traded on exchanges, the primary credit risk is the creditworthiness of the exchange itself or the related clearing broker.
Equity Risk:  the risk that the value of equity or equity-related securities may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries.  Equity or equity-related securities generally have greater price volatility than fixed income securities.
Mortgage-Related and Other Asset-Backed  Securities Risk:  the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk Foreign (Non-U.S.)
Investment Risk:  the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S.  companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments.  Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.
Emerging Markets Risk:  the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.
Sovereign Debt Risk:  the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from the issuer’s inability or unwillingness to make principal or interest payments in a timely fashion.
Currency Risk:  the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio’s investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.
Leveraging Risk:  the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than  if it had not been leveraged.  This means that leverage entails a heightened risk of loss.
Management Risk:  the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio.  There is no guarantee that the investment objective of the Portfolio will be achieved.
Short Sale Risk:  the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.
Convertible Securities Risk:  as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject.  These risks include equity risk, interest rate risk and credit risk Please see “Description of Principal Risks” in the Portfolio’s prospectus for a more detailed description of the risks of investing in the Portfolio.  An investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Collateralized Debt Obligations Risk:  In addition to the typical risks associated with fixed-income securities and asset-backed securities, CDOs carry additional risks including, but not limited to:  (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a nationally recognized statistical rating organization; (iii) the Portfolio may invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Portfolio could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.  In addition, investments in CDOs may be characterized by the Portfolios as illiquid securities.
Commodities Related Investments Risks:  Exposure to the commodities markets may subject the Portfolio to greater volatility than investments in traditional securities.  The value of commodity-linked derivative investments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or sectors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.
Convertible Securities Risk:  The market value of a convertible security performs like that of a regular debt security; that is, if market interest rates rise, the value of a convertible security usually falls.  In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness.  Since it derives a portion of its value from the common stock into which it may be converted, a convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock.
Debt Securities Risk:  Debt securities, such as bonds, involve interest rate risk, credit risk, extension risk, and prepayment risk, among other things.
Interest Rate Risk:  The market value of bonds and other fixed-income securities changes in response to interest rate changes and other factors.  Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as interest rates rise.  The Portfolio may be subject to a greater risk of rising interest rates due to the current period of historically low rates.  For example, if interest rates increase by 1%, assuming a current portfolio duration of ten years, and all other factors being equal, the value of the Portfolio’s investments would be expected to decrease by 10%.  The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities.  Fluctuations in the market price of the Portfolio’s investments will not affect interest income derived from instruments already owned by the Portfolio, but will be reflected in the Portfolio’s net asset value.  The Portfolio may lose money if short-term or long-term interest rates rise sharply in a manner not anticipated by Portfolio management.  To the extent the Portfolio invests in debt securities that may be prepaid at the option of the obligor (such as mortgage-backed securities), the sensitivity of such securities to changes in interest rates may increase (to the detriment of the Fund) when interest rates rise.  Moreover, because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the net asset value of the Portfolio to the extent that it invests in floating rate debt securities.  These basic principles of bond prices also apply to U.S. Government securities.  A security backed by the “full faith and credit” of the U.S.  Government is guaranteed only as to its stated interest rate and face value at maturity, not its current market price.  Just like other fixed-income securities, government-guaranteed securities will fluctuate in value when interest rates change.  A general rise in interest rates has the potential to cause investors to move out of fixed-income securities on a large scale, which may increase redemptions from funds that hold large amounts of fixed-income securities.  Heavy redemptions could cause the Portfolio to sell assets at inopportune times or at a loss or depressed value and could hurt the Portfolio’s performance.
Credit Risk:  Credit risk refers to the possibility that the issuer of a debt security (i.e., the borrower) will not be able to make principal and interest payments when due.  Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investments in that issuer.  The degree of credit risk depends on the issuer’s financial condition and on the terms of the securities.
Extension Risk:  When interest rates rise, certain obligations will be paid off by the obligor more slowly than anticipated, causing the value of these obligations to fall.
Prepayment Risk:  When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and the Portfolio may have to invest the proceeds in securities with lower yields.
Derivatives Risk:  The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility.  Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period.  A risk of the Portfolio’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities markets.  Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.  The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.  Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.  Derivatives also may expose the Portfolio to greater risk and increase its costs.  Certain transactions in derivatives involve substantial leverage risk and may expose the Portfolio to potential losses that exceed the amount originally invested by the Portfolio.  The U.S. Government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin, reporting and registration requirements.  The ultimate impact of the regulations remains unclear.  Additional U.S. or other regulations may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.  Certain aspects of the tax treatment of derivative instruments, including swap agreements and commodity-linked derivative instruments are currently unclear and may be affected by changes in legislation, regulations or other legally binding authority that could affect the character, timing and amount of the Portfolio’s taxable income or gains and distributions.
Dollar Rolls Risk:  Dollar rolls involve the risk that the market value of the securities that the Portfolio is committed to buy may decline below the price of the securities the Fund has sold.  These transactions may involve leverage.
Emerging Markets Risk:  Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop.  Investments in emerging markets may be considered speculative.  Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors.  In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.
Foreign Securities Risk:  Foreign investments often involve special risks not present in U.S. investments that can increase the chances that the Portfolio will lose money.  These risks include:
• The Portfolio generally holds its foreign securities and cash in foreign banks and securities depositories, which may be recently organized or new to the foreign custody business and may be subject to only limited or no regulatory oversight.

• Changes in foreign currency exchange rates can affect the value of the Portfolio’s portfolio.

• The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position.

• The governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries.

• Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as does the United States and may not have laws to protect investors that are comparable to the U.S. securities laws.

• Settlement and clearance procedures in certain foreign markets may result in delays in payment for or delivery of securities not typically associated with settlement and clearance of U.S. investments.

The European financial markets have recently experienced volatility and adverse trends due to concerns about economic downturns in, or rising government debt levels of, several European countries.  These events may spread to other countries in Europe.  These events may affect the value and liquidity of certain of the Portfolio’s investments.
High Portfolio Turnover Risk:  The Portfolio may engage in active and frequent trading of its portfolio securities.  High portfolio turnover (more than 100%) may result in increased transaction costs to the Portfolio, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities.  The sale of Fund portfolio securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies.  These effects of higher than normal portfolio turnover may adversely affect Portfolio performance.  In addition, investment in mortgage dollar rolls and participation in TBA transactions may significantly increase the Portfolio’s turnover rate.  A TBA transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon general trade parameters such as agency, settlement date, paramount, and price at the time the contract is entered into but the mortgage-backed securities are delivered in the future, generally 30 days later.
Junk Bonds Risk:  Although junk bonds generally pay higher rates of interest than investment grade bonds, junk bonds are high risk investments that may cause income and principal losses for the Portfolio.
Leverage Risk:  Some transactions may give rise to a form of economic leverage.  These transactions may include, among others, derivatives, and may expose the Portfolio to greater risk and increase its costs.  The use of leverage may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to so to satisfy its obligations or to meet any required asset segregation requirements.  Increases and decreases in the value of the Portfolio’s portfolio will be magnified when the Portfolio uses leverage.
Market Risk and Selection Risk:  Market risk is the risk that one or more markets in which the Portfolio invests will go down in value, including the possibility that the markets will go down sharply and unpredictably.  Selection risk is the risk that the securities selected by Portfolio management will underperform the markets, the relevant indices or the securities selected by other funds with similar investment strategies.  This means you may lose money.
Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities represent interests in “pools” of mortgages or other assets, including consumer loans or receivables held in trust. Mortgage- and asset-backed securities are subject to credit, interest rate, prepayment and extension risks. These securities also are subject to risk of default on the underlying mortgage or asset, particularly during periods of economic downturn. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities.
Preferred Securities Risk:  Preferred securities may pay fixed or adjustable rates of return.  Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities.  In addition, a company’s preferred securities generally pay dividends only after the company makes required payments to holders of its bonds and other debt.  For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects.  Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies.
Reverse Repurchase Agreements Risk:  Reverse repurchase agreements involve the sale of securities held by the Portfolio with an agreement to repurchase the securities at an agreed-upon price, date and interest payment.  Reverse repurchase agreements involve the risk that the other party may fail to return the securities in a timely manner or at all.  The Portfolio could lose money if it is unable to recover the securities and the value of the collateral held by the Portfolio, including the value of the investments made with cash collateral, is less than the value of securities.  These events could also trigger adverse tax consequences to the Portfolio.
Sovereign Debt Risk:  Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
Structured Note Risk:  Structured notes and other related instruments purchased by the Portfolio are generally privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a specific asset, benchmark asset, market or interest rate (“reference measure”).  The purchase of structured notes exposes the Portfolio to the credit risk of the issuer of the structured product.  Structured notes may be leveraged, increasing the volatility of each structured note’s value relative to the change in the reference measure.  Structured notes may also be less liquid and more difficult to price accurately than less complex securities and instruments or more traditional debt securities.
U.S. Government Issuer Risk:  Treasury obligations may differ in their interest rates, maturities, times of issuance and other characteristics.  Obligations of U.S. Government agencies and authorities are supported by varying degrees of credit but generally are not backed by the full faith and credit of the U.S. Government.  No assurance can be given that the U.S.  Government will provide financial support to its agencies and authorities if it is not obligated by law to do so.

APPENDIX C

Proposed Substitution
	Replaced Portfolio*	Replacement Portfolio* (Class I)
Management Fee	Admin - 0.50%; Advisor - 0.50%	0.49%
12b-1 Fee	Admin - 0.15%; Advisor - 0.25%	N/A
Other Expenses	Admin - N/A; Advisor - N/A	0.39%
Total Gross Expenses	Admin - 0.65%; Advisor - 0.75%	0.88%
Expense Waiver	Admin - N/A; Advisor - N/A	(0.19)%
Total Net Expenses	Admin - 0.65%; Advisor - 0.75%	0.69%
40 Act Registration File #	811-08399	811-03290
33 Act Registration File #	333-37115	002-74452
Class Inception Date	Admin – 12/31/97; Advisor – 2/28/06	4/20/82
Total Net Assets	$8,899,291,000	$138,065,731

*Fee and expense information from the most recently filed prospectuses for the Replaced Portfolio (April 30, 2015) and the Replacement Portfolio (May 1, 2015).

PROCEDURAL MATTERS

1.
Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

2.	The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
3.	Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto.
4.
All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.

5.
Pursuant to Rule 0-2(c), the Resolutions with respect to the Insurers authorizing the officers of each Applicant to sign and file the Application are incorporated herein by reference as Exhibit A, Exhibit B, Exhibit C and Exhibit D.  These resolutions remain in full force and effect.

AUTHORIZATION AND SIGNATURES

The making of this Application on behalf of Prudential Insurance Company of America (“Prudential”) and Prudential Variable Contract Account GI-2 has been authorized under the general authority granted by the Board of Directors in establishing the Separate Account.  Certified copies of the resolutions duly adopted on August 31, 1998 establishing the Separate Account are attached as Exhibit A to this Application.  Prudential has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Connecticut on the 16th day of September, 2015.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA ON BEHALF OF ITSELF AND ITS SEPARATE ACCOUNT NAMED IN THIS APPLICATION

By:	/s/ Kevin P. Harrington
Kevin P. Harrington
Vice President

AUTHORIZATION AND SIGNATURES

The making of this Application on behalf of Allstate Life Insurance Company (“Allstate”) and Allstate Financial Advisors Separate Account I has been authorized under the general authority granted by the Board of Directors in establishing the Separate Account.  Certified copies of the resolutions duly adopted on April 30, 1999 establishing the Separate Account are attached as Exhibit B to this Application.  Allstate Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Illinois on the 5th day of October, 2015.

ALLSTATE LIFE INSURANCE COMPANY ON BEHALF OF ITSELF AND ITS SEPARATE ACCOUNT NAMED IN THIS APPLICATION

By:	/s/ Harry Miller
Harry Miller
Chief Risk Officer

AUTHORIZATION AND SIGNATURES

The making of this Application on behalf of Allstate Life Insurance Company of New York (“Allstate Life of New York” or “ALNY”) and Allstate Life of New York Separate Account A has been authorized under the general authority granted by the Board of Directors in establishing the Separate Account.  Certified copies of the resolutions duly adopted on December 22, 1995 establishing the Separate Account are attached as Exhibit C to this Application.  Allstate Life Insurance Company of New York has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Illinois on the 5th day of October, 2015.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK ON BEHALF OF ITSELF AND ITS SEPARATE ACCOUNT NAMED IN THIS APPLICATION

By:	/s/ Harry Miller
Harry Miller
Chief Risk Officer

AUTHORIZATION AND SIGNATURES

The making of this Application on behalf of Lincoln Benefit Life Company (“Lincoln”) and Lincoln Benefit Life Variable Annuity Account has been authorized under the general authority granted by the Board of Directors in establishing the Separate Account.  Certified copies of the resolutions duly adopted on August 3, 1992 establishing the Separate Account are attached as Exhibit D to this Application.  Lincoln has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Illinois on the 5th day of October, 2015.

LINCOLN BENEFIT LIFE COMPANY ON BEHALF OF ITSELF AND ITS SEPARATE ACCOUNT NAMED IN THIS APPLICATION

By:	/s/ Cheryl Shancer
Cheryl Shancer
Director, PMO

VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated October 6, 2015 for and on behalf of:

The Prudential Insurance Company of America

Prudential Variable Contract Account GI-2

that he/she is Vice President for such company; and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he/she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his/her knowledge, information and belief.

By:	/s/ Kevin P. Harrington

Kevin P. Harrington

Vice President

VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated October 6, 2015 for and on behalf of:

Allstate Life Insurance Company

Allstate Financial Advisors Separate Account I

that he/she is Chief Risk Officer for such company; and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he/she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his/her knowledge, information and belief.

By:	/s/ Harry Miller

Harry Miller

Chief Risk Officer

VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated October 6, 2015 for and on behalf of:

  Allstate Life Insurance Company of New York
Allstate Life of New York Separate Account A

that he/she is Chief Risk Officer for such company; and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he/she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his/her knowledge, information and belief.

By:	/s/ Harry Miller

Harry Miller

Chief Risk Officer

VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated October 6, 2015 for and on behalf of:

Lincoln Benefit Life Company

Lincoln Benefit Variable Annuity Account

that he/she is Director, PMO for such company; and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he/she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his/her knowledge, information and belief.

By:	/s/ Cheryl Shancer
Cheryl Shancer
Director, PMO

EXHIBIT LIST

A.	Resolutions of the Board of Directors of The Prudential Insurance Company of America with respect to:

o
The Prudential Variable Contract Account GI-2, dated August 31, 1998; included in Insurer’s Form S-6, File Number 333-01031, Accession Number 0000912057-96-002726, as Exhibit 1A(1), as filed on February 16, 1996 and incorporated by reference herein.

B.	Resolutions of the Board of Directors of Allstate Life Insurance Company with respect to:

o
Allstate Financial Advisors Separate Account I, dated April 30, 1999; included in Insurer’s Form N-4, File Number 333-77605, Accession Number 0000945094-99-000194, as Exhibit 1, filed on May 3, 1999 and incorporated by reference herein.

C.	Resolutions of the Board of Directors of Allstate Life Insurance Company of New York with respect to:

o
Allstate Life of New York Separate Account A, dated December 22, 1995; included in Insurer’s Form N-4, File Number 033-65381, Accession Number 0000945094-99-000170, as Exhibit 1, filed on April 30, 1999 and incorporated by reference herein.

D.  Resolutions of the Board of Directors of Lincoln Benefit Life Company with respect to:

o
Lincoln Benefit Life Variable Annuity Account of Lincoln, dated August 3, 1992; included in Insurer’s Form N-4, Accession Number 0001047469-98-015784, File Number 333-50545, as Exhibit 1, filed on April 21, 1998 and incorporated by reference herein.